SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING	COMMISSION FILE NUMBER 000-32847
CUSIP NUMBER 888278 10 8

(Check One): [   ] Form 10-K and Form 10-KSB        [   ] Form 11-K               [   ] Form 20-F      [X] Form 10-Q and 10-QSB
                        [   ] Form N-SAR

                         For Period Ended: February 29, 2004

                         [ ] Transition Report on Form 10-K                               [ ] Transition Report on Form 10-Q
                         [ ] Transition Report on Form 20-F                                [ ] Transition Report on Form N-SAR

                          For the Transition Period Ended:

                          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                                                    PART I
                                                 REGISTRANT INFORMATION

Full Name of Registrant:                                                              Ventures-National Incorporated d/b/a Titan General Holdings, Inc.
Former Name if Applicable
Address of Principal Executive Office (Street and Number) :         44358 Old Warm Springs Boulevard
City, State and Zip Code:                                                             Fremont, California 94538

                                                                      PART II
                                                       RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort and expense and the Registrant seeks relief pursuant to Rule 12b-5(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [ X ]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date [ X ]; and

(c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable. [ ]

                                                                        PART III
                                                                     NARRATIVE

State below, in reasonable detail, the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The compilation and review of the information required to be presented in the Form 10-QSB has imposed time constraints that have rendered timely filing of the Form 10-QSB impracticable without undue hardship and expense to the registrant.

                                                                         PART IV
                                                          OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Daniel Guimond                                           978                    388-5740
                 (Name)                                            (Area Code)      (Telephone Number)

(2) Have all other periodic reports under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the quarter ended February 29, 2004, the registrant had revenues of approximately $3,766,000 and a net loss of approximately $2,456,000. Of such loss, $954,000 was due to the amortization of the $954,000 unamortized portion of both the previous Chief Executive Officer and President's warrants granted on July 24, 2003, both of whom departed during the quarter ended February 29, 2004. For the quarter ended February 28, 2003, the registrant had revenues of $2,267,000 and a net loss of $1,069,000.

Ventures-National Incorporated
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   April 14, 2004                                                              By: /s/ Daniel Guimond
                                                                                                Name: Daniel Guimond
                                                                                                 Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed and original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. Manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.